Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Repurchase of its Four ELEMENTSTM Notes

New York, February 8, 2013 Credit Suisse AG announced today that it will repurchase its four ELEMENTSTM notes, in each case on February 21, 2013.

The four notes are the ELEMENTSTM Linked to the MLCX Gold Index—Total Return due April 10, 2023, the ELEMENTSTM Linked to the Credit Suisse Global Warming Index, Exchange Series due April 10, 2023, the ELEMENTSTM Linked to the MLCX Livestock Index—Total Return due April 10, 2023 and the ELEMENTSTM Linked to the MLCX Precious Metals Plus Index—Total Return due April 10, 2023 (collectively, the “Notes”).

Credit Suisse AG expects to deliver notice via The Depository Trust Company of the repurchase of the Notes on or about February 14, 2013. Investors will receive a cash payment in an amount equal to the applicable daily repurchase value on the valuation date. The valuation date in each case is expected to be February 15, 2013. The repurchase date for each Note is expected to be February 21, 2013, which is three business days after the valuation date.

No other notes offered by Credit Suisse AG are affected by these announcements.

Repurchase	CUSIP
ELEMENTSTM Linked to the MLCX Gold Index—Total Return due April 10, 2023	22542D209
ELEMENTSTM Linked to the Credit Suisse Global Warming Index, Exchange Series due April 10, 2023	22542D407
ELEMENTSTM Linked to the MLCX Livestock Index—Total Return due April 10, 2023	22542D605
ELEMENTSTM Linked to the MLCX Precious Metals Plus Index—Total Return due April 10, 2023	22542D506

Press Contacts
Katherine Herring, Credit Suisse, telephone +1 212-325-7545, katherine.herring@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.